UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D


UNDER THE SECURITIES EXCHANGE ACT OF 1934

JAG MEDIA GROUP, INC.
-------------------------------------
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $.001 PER SHARE
----------------------------------------
(TITLE OF CLASS OF SECURITIES)

TO BE APPLIED FOR
--------------
(CUSIP NUMBER)


WALTER REED
P.O. BOX 152112
SAN DIEGO, CA 92195
-----------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON
AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS)

March 15, 2007
-----------------------------------------------------
(DATE OF EVENT WHICH REQUIRES FILING OF
THIS STATEMENT)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON

WALTER REED

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----------


| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
2(d) or 2(e)

|_|

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| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
US

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----------

| 7 | SOLE VOTING POWER

5,000,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

5,000,000

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----------

| 10 |

SHARED DISPOSITIVE POWER

N/A

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----------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

5,000,000

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----------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (11) EXCLUDES CERTAIN SHARES *

N/A

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| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW (11)

100%

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----------

| 14 |

TYPE OF REPORTING PERSON *

IN

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----------

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of JAG
MEDIA GROUP, INC., The principal executive offices of JAG MEDIA GROUP, INC. are located at c/o Walter
Reed, P.O. Box 152112, San Diego, CA 92195.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Walter Reed.

Mr. Reed's business address is at P.O. Box 152112, San
Diego, CA 92195.  Mr. Reed  is the President and
Director of JAG MEDIA GROUP, INC., a Colorado corporation, and is a private investor.

(d)-(e) During the last five years, Mr. Reed: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Reed is a US citizen.

ITEM 3. Source of Amount of Funds or Other
Compensation

On February 16, 2007, JAG MEDIA GROUP, INC. (the
"Company") issued Mr. Reed 5,000,000 shares of common stock in exchange for $5,000 in cash which paid for the Company's State incorporation fees and annual resident agent fee in Colorado.

ITEM 4. Purpose of Transaction

Mr. Reed individually acquired the securities of JAG
MEDIA GROUP, INC., for investment purposes.
Depending on general market and economic conditions affecting JAG MEDIA GROUP, INC. and other relevant factors, and at the time of the closing of an acquisition/merger, Mr. Reed may purchase additional securities of Jag Media Group, Inc., or dispose of some or all of the securities from time to time in open market transactions, private transactions or otherwise.

Mr. Reed does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of JAG MEDIA GROUP, INC., closing an acquisition as described in its filing on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of JAG MEDIA GROUP, INC.., or the disposition of securities of JAG MEDIA GROUP, INC..;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of JAG
MEDIA GROUP, INC. or any of its subsidiaries;

(d) any change in the present board of directors or management of JAG MEDIA GROUP, INC., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of JAG MEDIA GROUP, INC..;

(f) any other material changes in JAG MEDIA GROUP, INC..'S business or corporate structure;

(g) changes in JAG MEDIA GROUP, INC.'S charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of JAG MEDIA GROUP, INC.. by any person;

(h) causing a class of securities of JAG MEDIA GROUP, INC.. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of JAG MEDIA GROUP, INC.. becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange
Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Walter Reed beneficially owns 5,000,000 shares of Common Stock, $.001 par value, of JAG MEDIA
GROUP, INC. The shares of Common Stock beneficially owned by Mr. Reed constitute 100% of the total number of shares of common stock of JAG MEDIA GROUP, INC. Applicable percentages are based upon 5,000,000 shares of common stock outstanding as of February 28, 2007.

(b) Mr. Reed has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Reed.

(c) Mr. Reed acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr.
Reed.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or
Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 5, 2007



/s/ Walter Reed
-----------------------------
By: Walter Reed